January 20, 2026

Mr. Raymond A. Be

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Rayliant Funds Trust, File Nos. 333-286029 and 811-24067 (the “Registrant”)

Dear Mr. Be:

On October 22, 2025, the Registrant filed a post-effective amendment to its registration statement on Form N1-A under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Rayliant Wilshire NxtGen International Equity ETF, (the “Fund”). On December 18, 2025, you provided comments by phone to Briana Armand.

Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to submit this letter on its behalf.

Comment 1: It was noted that a delaying amendment was included in the filing, which seems to run counter to the selected filing effectiveness of “75 days after filing pursuant to paragraph (a)(2).” Please note that you must file a 485B to make the filing effective; a delaying amendment is not common in a 485A.

Response: The Registrant confirms that they will file a 485B.

Comment 2: In plain English, please explain what “Covariance Matrix Estimation” means as it appears in item (ii) under Fund Summary - Principal Investment Strategies.

Response: The Registrant has added the following language:

A covariance matrix is a table that shows how each stock’s returns vary on their own and how they move together with every other stock, estimated from historical return data.

Mr. Raymond A. Be
January 20, 2026

If you have any questions or additional comments, please call me at (216) 566-5706.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla